

July 17, 2013

Via E-mail
Michael J. Mauceli
Reef Oil & Gas Partners, L.P.
1901 N. Central Expressway, Suite 300
Richardson, Texas 75080

> **Re:** **Reef Oil & Gas Drilling and Income Fund, L.P.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 15, 2013**
> **File No. 333-172846**

Dear Mr. Mauceli:

We have reviewed your amended registration statement and letter dated June 12, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Exhibit 5.1

1. We note that the letterhead suggests that the entity executing the opinion is Baker & McKenzie Consulting LLC, even though the opinion is being executed by Baker & McKenzie LLP. We also note that the opinion states that such entity does not provide legal advice or services. Please tell us why the letterhead and the content of the third paragraph on page 1 are necessary. In the alternative, please file a revised opinion that removes such references.

2.   Please remove the assumptions contained in subparagraphs (i), (ii), (iii), (viii) and (xi) in the second paragraph at page 2 or tell us why they are necessary.

3.   Please advise us as to why subparagraphs (b)(i) and (b)(ii) in the third paragraph at page 2 are necessary and tell us where in your disclosure a discussion of this notion may be found. Please refer to the Staff Legal Bulletin No. 19, Section II.B.1.b. at *http://www.sec.gov/interps/legal/cfslb19.htm*. In this regard, please advise us as to your disclosure regarding assessments at page 5.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements. Please contact

Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
         Ted Schweinfurth
         Baker & McKenzie LLP